LPBP Inc.
Financial Statements
April 30, 2010
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended April 30, 2010 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson

John Anderson
CFO
June 21, 2010

Statements of Financial Position
[Unaudited]

As at	April 30	October 31
[Thousands of Canadian dollars]	2010	2009
Assets
Cash	$102	$391
Prepaid expenses	85	151
Income taxes receivable	111	28
Total assets	$298	$570

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 4]	$0	$67
	0	67
Shareholders’ equity [note 2]
Common shares – Class A	-	-
Common shares – Class B	273	273
Retained earnings	25	230
	298	503
Total liabilities and shareholders’ equity	$298	$570
The accompanying notes form an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:
/s/ G. Peter Dans	/s/ Peter Brent
G. Peter Dans Chairman of the Board and Director	Peter Brent Director and Secretary

Statements of Income (loss) and Comprehensive Income (loss)
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars, except per share amounts]	2010	2009	2010	2009

General and administration	$(218)	$(118)	$(287)	$(218)
Loss before income taxes and interest	(218)	(118)	(287)	(218)
Interest income [note 2]	0	188	0	612
Income(loss) before income taxes	(218)	70	(287)	394
Income taxes –current	54	(27)	82	(130)
Net income(loss) and comprehensive income(loss)	$(164)	$43	$(205)	$264
Earnings per share, basic and diluted [note 4]	$-	$-	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Retained Earnings
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2010	2009	2010	2009

Retained earnings, beginning of period	$189	$99,508	$230	$99,287
Net income(loss) and comprehensive income(loss)	(164)	43	(205)	264
Dividends-Class B Non-voting shares	0	(96,510)	0	(96,510)
Retained earnings, end of period	$25	$3,041	$25	$3,041

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Cash Flows
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2010	2009	2010	2009
Operating activities
Net income(loss) for the period	$(162)	$43	$(204)	$264

Changes in non-cash working capital balances relating to operations:
Prepaid expenses	43	25	65	50
Accounts payable and accrued liabilities	(67)	(48)	(67)	(61)
Income taxes receivable	(56)	27	(83)	130
	(80)	4	(85)	119
Investing activities
Decrease in assets held in trust with MDS Inc.	-	107,405	-	107,017

Financing activities
Return of Share Capital-Class B Non-voting Shares [Note 3]	-	(9,490)	-	(9,490)
Dividends paid [Note 3]	-	(96,510)	-	(96,510)
	-	(106,000)	-	(106,000)
Net increase (decrease) in cash position during the period	(242)	1,452	(289)	1,400
Cash position, beginning of period	344	1,419	391	1,471
Cash position, end of period	$102	$2,871	$102	$2,871

The accompanying notes form an integral part of these interim consolidated financial statements.

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These unaudited interim consolidated financial statements of LPBP Inc. (LPBP or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2009 audited annual financial statements for the year ended October 31, 2009.  These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2009 as these interim financial statements do not include all of the disclosures in the audited financial statements.

2.	Assets held in trust with MDS Inc.

Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with MDS Inc. (MDS) which resulted in a reorganization of the Company's business (the Blood Products Business) and MDS's Ontario clinical laboratories services business (Labs LP).  Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

On October 4, 2006, MDS agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February, 2007 to be held by MDS in trust for the benefit of the Company.  The Company was entitled to the funds held by MDS to fund its day to day operations including the payment of income taxes. During 2009 the remaining balance of funds held by MDS was remitted to the Company so no amount was being held by MDS at October 31, 2009.

Effective January 1, 2008, the Company received interest and investment returns based on the Bank of Canada bank rate less 0.3%. The Company earned no interest income for either of the three month periods.  For the six month periods ended April 30, 2010 and 2009, the amounts earned were $188 and $612, respectively.

3.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	April 30 2010	October 31 2009
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 9,763
Closing balance	11,229,117	273	9,763

In the past, dividends could be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equaled the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year. During Fiscal 2009, the Company paid to the Class B shareholders a dividend of $98,401 and $9,490 for return of capital for a total payment of $0.009689, per class B share and to the Class A shareholders a dividend of $935 or $0.0099 per Class A share.

During the three months and six months ended April 30, 2010 and 2009, the Company did not repurchase or cancel any issued shares.

4.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for each of the three months and six months ended April 30, 2010 and 2009 were negligible.

5.	Related Party Transactions

MDS is a related party of the Company and the transactions with MDS and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company had the following transactions with MDS and its affiliates during the three months and six months ended April 30, 2010 and 2009:

	Three months ended April 30		Six months ended April 30
	2010	2009	2010	2009
Transactions
Interest income	$-	$188	$-	$612
General and administration	-	12	-	24